                                                                    EXHIBIT 99.1

[CAMPBELL LOGO]               CAMPBELL RESOURCES INC.


                                  PRESS RELEASE
                              For immediate release


          CAMPBELL RESOURCES ANNOUNCES THIRD QUARTER FINANCIAL RESULTS IMPROVED OPERATING RESULTS, MERRILL PIT START-UP HIGHLIGHT SUCCESSFUL QUARTER


MONTREAL, NOVEMBER 8, 2007 -- CAMPBELL RESOURCES INC. (THE "COMPANY") ("CAMPBELL") (TSX: CCH, OTC BULLETIN BOARD: CBLRF) today announced financial results for the third quarter and nine month-period ended September 30, 2007. Achievements during and subsequent to the period included:

     o Closing a $4 million financing to fund completion of development of the high-grade Corner Bay copper project near Chibougamau, Quebec;

     o Receiving the final permits from the Quebec Ministry of Environment to allow mining of the Merrill Pit in line with the Company's strategy of developing satellite deposits to provide additional feed for the Copper Rand Mill;

     o    Beginning production at the Merrill Pit;

     o Signing, through wholly-owned subsidiary Meston Resources Inc., ("Meston"), a memorandum of understanding for the sale of the Joe Mann Mine property;

     o Making significant progress on Corner Bay development, completing 540 meters of the 700 meter decline by quarter end;

     o Significantly increasing metal production at the Copper Rand Mine over the second quarter of 2007 as follows: gold by 97%, copper by 66% and silver by 75%;

     o Increasing Company-wide metal production over the second quarter of 2007 as follows: gold by 2%, copper by 56% and silver by 19%;

     o Improving development performance from 19 feet per day in the first quarter to 31 feet per day in the third quarter;

     o    Commissioning of the paste backfill plant;

     o    Completing the back filling of mined-out areas.

"The third quarter of 2007 was a significant quarter for Campbell during which we achieved a number of milestones that put us on track for continued improving results going forward," said Andre Fortier, Campbell's President and Chief Executive Officer. "We are beginning to see increased production as a result of the initiatives we have implemented at the Copper Rand mine. The permitting and successful start-up at the Merrill Pit is an important part of our strategy to provide additional profitable feed for the Copper Rand mill. This capitalizes on available capacity and lowers unit costs. Further to this strategy, development is proceeding well at the Corner Bay deposit and we expect to begin mining and processing the higher grade ore from Corner Bay in the fourth quarter."

FINANCIAL RESULTS
For the third quarter of 2007, Campbell recorded a net loss of $3.9 million, or $0.01 per share, on net metal sales of $12.5 million, compared with a net loss of $4.9 million, or $0.04 per share, on net metal sales of $2.1 million for the same period in 2006. The weighted average number of common shares outstanding during the third quarter of 2007 was 409.2 million, compared to 110.3 million for the same period in 2006. Cash used by operating activities was $0.03 million in the third quarter of 2007, compared to cash provided by operating activities of $1.2 million for the same period of 2006.

The third quarter results include revenues from the first shipment of August 3rd, representing a total 6,334 dry tons of concentrate. A total of 2,626 dry tons of concentrate remain in inventory at the Port of Quebec. This $4.4 million of inventory, valued at lowest of cost and net realizable value, is not reflected in the revenues. Prepayments for this inventory in the amount of $3.9 million were received from Ocean Partners.

For the first nine months of 2007, the net loss was $10.0 million, or $0.03 per share, on net metal sales of $15.2 million, compared to a net loss of $9.0 million, or $0.08 per share, on net metal sales of $7.9 million for the corresponding period in 2006. For the first nine months of 2007, the weighted average number of common shares was 385.2 million, compared to 110.3 million for the same period of last year. Cash used in operating activities was $2.7 million for the first nine months of 2007, compared to $0.4 million for the same period in 2006.

OPERATING COSTS
Operating costs for the third quarter of 2007 were $14.7 million, compared to $3.6 million in the same period of 2006. For the first nine months of 2007, operating costs were $24.3 million, compared to $9.8 million for the corresponding period in 2006. The increase in operating costs in the third quarter of 2007 and the first nine months of 2007 is primarily due to the inclusion of production costs from the Copper Rand Mine which had been capitalized for the same period of 2006 as Copper Rand had not yet achieved commercial production. Costs in 2007 reflect the cost of development headings at Copper Rand in order to diversify the ore sources at Copper Rand, and a more comprehensive maintenance program for mobile and fixed equipment that has been implemented to maximize productivity.

PRODUCTION RESULTS
Ore production at the Copper Rand mine during the third quarter 2007 was 47,758 tons, producing 1,909 ounces of gold, 1,533,065 pounds of copper and 3,868 ounces of silver. This represents a significant improvement both sequentially over the second quarter of 2007 (a 94% increase in tons, a 97% increase in gold production, a 66% increase in copper production, and a 75% increase in silver production) and compared with the third quarter of 2006 (a 165% increase in tons, a 185% increase in gold production, a 161% increase in copper production, and a 126% increase in silver production).

For the first nine months of 2007, Copper Rand produced 3,350,403 pounds of copper, 3,761 ounces of gold and 8,428 ounces of silver, representing a 40% increase, 31% increase and a 23% increase, respectively, over the first nine months of 2006.

On a consolidated basis, tonnage mined at the Copper Rand and Joe Mann mines increased by 33% during the current quarter, compared with the second quarter of 2007. As a result over the same period, aggregate gold production increased by 2% to 5,030 ounces, copper production increased by 56% to 1,625,926 pounds and silver production increased by 19% to 5,830 ounces. During the quarter, production from the Joe Mann mine ceased, with the mine being placed on care and maintenance. As well, the Company signed, through its wholly-owned subsidiary Meston Resources Inc., a memorandum of understanding with Gold Bullion Development Corp. for the sale of the Joe Mann Mine property. Completion of this transaction is pending. Production revenue lost by the closure of Joe Mann is expected to be more that offset by revenues from the Merrill Pit and Corner Bay.


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

OUTLOOK
The Company is pleased to see the positive impact that initiatives implemented during the course of the year have had on tonnage and metal production at the Copper Rand mine. During the third quarter, the Company began to execute its strategy of mining satellite deposits in the Chibougamau mining camp to supplement production with the permitting and start of development of the Merrill Pit. With the processing of high-grade ore from the Corner Bay deposit scheduled to begin in the fourth quarter, the Company expects further improvements in both production and costs going forward. The initial 42,000 ton bulk sample carries an average grade of 3.7% copper and a mining rate of 450 tons per day is expected. In addition, management continues to evaluate opportunities to acquire additional ore sources in and around Chibougamau.

Copper Rand
The Company continues to make significant progress at the Copper Rand mine, and the impact of the introduction of Alimak mining and other initiatives to increase productivity can be seen in the improved tonnage milled and increased metal production during the third quarter. The Copper Rand Mine has historically operated with one stope. The objective is to have a minimum of three stopes by the first quarter of 2008. Tons of ore milled have increased consistently during 2007, from 22,043 tons in the first quarter, to 24,656 tons in the second quarter, to 47,758 tons in the current quarter. Underground development has also consistently improved during the year, rising from an average of 19 feet per day in the first quarter to 23 feet per day in the second quarter to 31 feet per day in the current quarter. Preparation of additional Alimak stopes is ongoing in an effort to increase the number of working faces in the mine. The paste fill system is now operating at full capacity, which will continue to help stabilize ground conditions going forward.

Corner Bay
Development for extraction of a bulk sample at the Corner Bay deposit is progressing quickly with expenditures to date under budget. CMAC-Thyssen employees have excavated 540 meters of the ramp and adjacent openings to date. The first tonnage from Corner Bay should be milled at the Copper Rand Mill in November. While extracting the 42,000-ton bulk sample, the Company will apply for permitting to continue mining.

Merrill Pit
Following the receipt of environmental permits in September, the Company moved quickly to initiate production from the Merrill Pit. To date, 75,000 tons of ore have been blasted and 18,000 tons milled grading 0.43% copper and .014 ounces per ton gold. With the successful start up of this operation the Company intends to produce 30,000 tons of ore per month from Merrill Island, a 50% increase over the initial tonnage planned. Grades above 0.30% Cu are profitable at this operation. In addition to the concentrate being produced, the Merrill tonnage is leaving positive impact on backfilling at the Copper Rand Mine and on milling costs for the Copper Rand Mill.

Joe Mann
Joe Mann has ceased operations in September. The mine is currently held on a care & maintenance basis prior to the conclusion of a final agreement for the sale of the mine. Production revenue lost by the closure of Joe Mann is expected to be more that offset by revenues for the Merrill Pit and Corner Bay.


ABOUT CAMPBELL RESOURCES INC.

Campbell Resources Limited is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties. The Company's shares trade on the Toronto Stock Exchange under the ticker symbol CCH.

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


Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2006. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.


                                     - 30 -

FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.                   Renmark Financial Communications Inc.
Andre Fortier,                            Henri Perron : hperron@renmarkfinancial.com
President and Chief Executive Officer     Julien Ouimet : jouimet@renmarkfinancial.com
Tel.: 514-875-9037                        Tel.: 514-939-3989
Fax: 514-875-9764                         Fax: 514-939-3717
e-mail: afortier@campbellresources.com    www.renmarkfinancial.com

Alain Blais
Vice-president and General Manager of
Operations
Tel: 418-748-7691
Fax: 418-748-7696
e-mail:  ablais@campbellresources.com



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

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Expressed in thousands of Canadian dollars)
================================================================================

                                                     SEPTEMBER 30   December 31
                                                             2007          2006
--------------------------------------------------------------------------------
                                                                $             $
ASSETS

Current assets
   Cash and cash equivalents                                  216         1,964
   Restricted cash                                          1,091         2,784
   Short-term investments                                     727           792
   Receivables                                              2,933         1,591
   Settlements receivable                                       7         5,413
   Restricted deposits and exchange agreement                  --        50,000
   Production inventories                                   4,923           401
   Supply inventories                                       3,798         3,844
   Prepaids                                                   757         1,194
--------------------------------------------------------------------------------
                                                           14,452        67,983

Amount receivable from Copper Rand/Portage
   Restoration Fiduciary Trust                              2,945         2,826
Restricted cash                                             1,158         1,158
Future income tax assets                                    1,462         1,484
Property, plant and equipment                              41,367        37,135
Accrued benefit asset                                       4,663         4,427
Deferred charges and other assets                             179           129
--------------------------------------------------------------------------------
                                                           66,226       115,142
================================================================================


LIABILITIES

Current liabilities
   Short term loan                                             --         3,891
   Accounts payable                                        12,471        13,973
   Accrued liabilities                                      5,762         5,475
   Prepayments for concentrate inventory shipped            3,893            --
   Current portion of long-term debt                       16,150        65,287
--------------------------------------------------------------------------------
                                                           38,276        88,626

Asset retirement obligations                                7,008         7,804
Long-term debt                                              2,349            70
Future income tax liabilities                               6,617         6,636
--------------------------------------------------------------------------------
                                                           54,250       103,136
--------------------------------------------------------------------------------


SHAREHOLDERS' EQUITY

   Capital stock                                           93,618        85,572
   Warrants, stock options and conversion rights            9,555         9,263
   Contributed surplus                                      3,996         1,996
   Deficit                                                (95,078)      (84,825)
   Accumulated other comprehensive income                    (115)           --
--------------------------------------------------------------------------------
                                                           11,976        12,006
--------------------------------------------------------------------------------
                                                           66,226       115,142
================================================================================

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Expressed in thousands of Canadian dollars except per share amounts)
===========================================================================================================

                                                                THREE MONTHS ENDED      NINE MONTHS ENDED
                                                                   SEPTEMBER 30            SEPTEMBER 30
                                                               --------------------------------------------
                                                                  2007        2006        2007        2006
-----------------------------------------------------------------------------------------------------------
                                                                                             $           $
GROSS METAL SALES                                               14,201       2,267      17,397       8,751
Treatment charges and transportation                             1,751         171       2,155         805
-----------------------------------------------------------------------------------------------------------
Net metal sales                                                 12,450       2,096      15,242       7,946
-----------------------------------------------------------------------------------------------------------

Expenses
   Operating                                                    14,694       3,584      24,323       9,770
   Depreciation and amortization                                   814         574       2,203       2,115
   General administration                                          539         676       1,901       1,992
   Stock-based compensation                                        336         496         336         496
   Reorganisation and CCAA costs                                    74         693         281       1,282
   Care and maintenance                                             15          74          91         195
   Exploration                                                      --           7          --        (151)
-----------------------------------------------------------------------------------------------------------
                                                                16,472       6,104      29,135      15,699
-----------------------------------------------------------------------------------------------------------

Loss before the following items                                  4,022       4,008      13,893       7,753

Interest expense on short-term loan                                (24)       (149)       (185)       (373)
Interest expense on long-term debt                                (712)       (243)     (1,280)       (679)
Interest income                                                      9         138          37         154
-----------------------------------------------------------------------------------------------------------
Loss from operations                                             4,749       4,262      15,321       8,651

Other income (expense)
   Other income                                                    809        (631)      5,295        (242)
-----------------------------------------------------------------------------------------------------------

Loss before taxes                                                3,940       4,893      10,026       8,893

Income and mining tax                                               --          (9)         --         (62)
-----------------------------------------------------------------------------------------------------------

NET LOSS                                                         3,940       4,902      10,026       8,955
===========================================================================================================
WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)                409,205     110,349     385,151     110,349
===========================================================================================================
LOSS PER SHARE UNDILUTED AND DILUTED                              0.01        0.04        0.03        0.08
===========================================================================================================


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

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS AND DEFICIT (UNAUDITED)

(Expressed in thousands of Canadian dollars)
===============================================================================================================

                                                                        THREE MONTHS ENDED   NINE MONTHS ENDED
                                                                            SEPTEMBER 30        SEPTEMBER 30
                                                                        ---------------------------------------
                                                                            2007      2006      2007      2006
---------------------------------------------------------------------------------------------------------------
                                                                                                   $         $
CONTRIBUTED SURPLUS

Balance, beginning of period                                               3,991     1,404     1,996     1,404

Conversion rights expired                                                     --       459        --       459
Warrants expired                                                              --     1,995
Stock options expired                                                          5        47         5        47
---------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                                     3,996     1,910     3,996     1,910
===============================================================================================================

DEFICIT

Balance, beginning of period, as previously reported                      91,138    47,683    84,825    43,630
Financial Instrument-recognition and measurement                              --        --       227        --
---------------------------------------------------------------------------------------------------------------
                                                                          91,138    47,683    85,052    43,630

Net loss (income)                                                          3,940     4,902    10,026     8,955
---------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                                    95,078    52,585    95,078    52,585
===============================================================================================================




CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of Canadian dollars)
===============================================================================================================
                                                                        THREE MONTHS ENDED   NINE MONTHS ENDED
                                                                           SEPTEMBER 30         SEPTEMBER 30
                                                                        ---------------------------------------
                                                                            2007      2006      2007      2006
---------------------------------------------------------------------------------------------------------------
                                                                                                   $         $
NET LOSS                                                                   3,940     4,902    10,026     8,955

OTHER COMPREHENSIVE INCOME, NET OF INCOME TAX:
     Net change in unrealized loss on
        short term investments                                                36        --       115        --
---------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                                       3,976     4,902    10,141     8,955
===============================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

(Expressed in thousand of Canadian dollars)
============================================================================================================

                                                                     THREE MONTHS ENDED   NINE MONTHS ENDED
                                                                        SEPTEMBER 30         SEPTEMBER 30
                                                                     ---------------------------------------
                                                                          2007     2006      2007      2006
------------------------------------------------------------------------------------------------------------
                                                                                                $         $
OPERATING ACTIVITIES
Net loss                                                               (3,940)   (4,902)  (10,026)   (8,955)
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities
  Depreciation and amortization                                           814       574     2,203     2,115
  Loss (gain) on sale of short-term investment                            153        --       258      (262)
  Gain on sale of  property, plant and equipment                          (85)       --    (4,005)       (1)
  Devaluation of short-term investments                                    --       596        --       606
  Excess of pension plan expenses over amount paid                         71         5       144        15
  Amortization of deferred charges and other assets                        --       241       129       364
  Deferred interest accrued on long term debt                             304        13       871        39
  Accretion of long-term debt                                             230        76       230       191
  Stock-based compensation                                                336       496       336       496
  Share issued in payment of services                                      88        87       244        87
  Asset retirement obligation accretion expense                            58        71       184       212
------------------------------------------------------------------------------------------------------------
                                                                       (1,971)   (2,743)   (9,432)   (5,093)

Change in non-cash working capital                                      1,937     3,941     6,749     4,652
------------------------------------------------------------------------------------------------------------
Cash used in operating activities                                         (34)    1,198    (2,683)     (441)
------------------------------------------------------------------------------------------------------------


FINANCING ACTIVITIES
  Increase  (decrease) in short-term loan                              (2,000)   (1,696)   (3,891)   (3,597)
  Issuance of capital stock                                               500     7,805     7,605     7,805
  Issuance of share purchase warrants                                      --     1,250        --     1,250
  Future mining taxes                                                       3     1,745         3     1,745
  Deferred charges                                                         80      (236)     (179)     (392)
  Increase (decrease) in long-term debt                                 4,297    (3,931)    4,287    (3,937)
------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities                         2,880     4,937     7,825     2,874
------------------------------------------------------------------------------------------------------------


INVESTING ACTIVITIES
  Restricted cash                                                          --    (2,019)   (3,053)   (2,244)
  Increase in property, plant and equipment                            (4,744)   (2,656)   (7,999)   (1,065)
  Acquisition of short-term investments                                    --        --       (20)      (12)
  Proceeds on sale of short-term investments                              647        --     1,312       362
  Proceeds on sale of property, plant and equipment                       238    (1,000)    2,870       515
  Amount paid in excess of the  pension plan
    expenses capitalized to mining properties                              --      (221)       --      (665)
------------------------------------------------------------------------------------------------------------
Cash (used in) provided by investing activities                        (3,859)   (5,896)   (6,890)   (3,109)
------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                       (1,013)      239    (1,748)     (676)
Cash and cash equivalents, beginning of period                          1,229       857     1,964     1,772
------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                  216     1,096       216     1,096
------------------------------------------------------------------------------------------------------------



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